

April 1, 2019

Erica J. Rogers
Chief Executive Officer
Silk Road Medical Inc
1213 Innsbruck Dr.
Sunnyvale, CA 94089

> **Re: Silk Road Medical Inc**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 25, 2019**
> **File No. 333-230045**

Dear Ms. Rogers:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2019 letter.

Form S-1/A filed March 25, 2019

General

1.   Given that yours is a primary offering and the shares being offered have not yet been issued, please have counsel revise the legal opinion to clarify that shares "will be" - and not "have been" - legally issued, fully paid and non-assessable. Please refer to Section II.B.1.a of Staff Legal Bulletin No. 19.

<u>Description of Capital Stock</u>
<u>Exclusive Forum, page 163</u>

2.   We note your response to comment two of our prior letter. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce your exclusive forum provision.

     You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Kate McHale, Staff Attorney, at (202) 551-3464 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Electronics and Machinery

cc: Philip H. Oettinger